Exhibit (a)(5)(iv)

FOR:	Jarden Corporation

CONTACT:	Trisha Mount
Senior Vice President
914-967-9400

Investor Relations: Allison Malkin
Press: Alecia Pulman
ICR, Inc.
203-682-8200

FOR IMMEDIATE RELEASE

JARDEN ANNOUNCES FINAL RESULTS OF ITS

MODIFIED DUTCH TENDER OFFER

RYE, N.Y., March 9, 2012—Jarden Corporation (NYSE: JAH) today announced the final results of its modified Dutch auction tender offer, which expired at 12:00 midnight, New York City time, on Monday, March 5, 2012.

Based on the final count by Computershare Trust Company, N.A., the depositary for the tender offer, a total of 12,080,107 shares of Jarden’s common stock, par value $0.01 per share, were properly tendered and not withdrawn at or below the final purchase price of $36.00 per share. The Company has accepted for purchase all 12,080,107 shares tendered at or below $36.00 per share, for an aggregate cost of approximately $435 million, excluding fees and expenses related to the tender offer. The 12,080,107 shares accepted for purchase in the tender offer represent approximately 13.2 percent of the Company’s shares issued and outstanding immediately prior to consummation of the tender offer.

Martin E. Franklin, Executive Chairman of Jarden Corporation, commented, “We are delighted with the successful result of our tender offer, which has enabled us to achieve our objective of helping to maximize shareholder value by utilizing excess cash in an accretive manner. Out of the $500 million in value of common stock approved by our Board of Directors, we now have approximately $65 million remaining, which we plan to utilize under our ongoing stock repurchase program.”

Payment for the shares accepted for purchase in the tender offer will be made promptly. Following consummation of the tender offer, the Company expects to have approximately 79.5 million shares of common stock outstanding, and approximately 80 million shares on a fully diluted, weighted average basis for the full year 2012.

Barclays Capital is the dealer manager for the tender offer, which can be contacted at 888-610-5877 (toll free).

About Jarden Corporation:

Jarden Corporation is a leading provider of a diverse range of consumer products with a portfolio of over 100 trusted, quality brands sold globally. Jarden operates in three primary business segments through a number of well recognized brands, including: Outdoor Solutions: Abu Garcia®, Aero®, Berkley®, Campingaz® and Coleman®, ExOfficio®, Fenwick®, Gulp!®, K2®, Marker®, Marmot®, Mitchell®, Penn®, Rawlings®, Shakespeare®, Stearns®, Stren®, Trilene®, Völkl® and Zoot®; Consumer Solutions: Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain®; and Branded Consumables: Ball®, Bee®, Bernardin®, Bicycle®, Billy Boy®, Crawford®, Diamond®, Dicon®, Fiona®, First Alert®, First Essentials®, Hoyle®, Kerr®, Lehigh®, Lillo®, Loew Cornell®, Mapa®, NUK®, Pine Mountain®, Quickie®, Spontex® and Tigex®. Headquartered in Rye, N.Y., Jarden ranks #379 on the Fortune 500 and has over 23,000 employees worldwide. For in-depth information about Jarden, please visit www.jarden.com.

Note: This news release contains “forward-looking statements” within the meaning of the federal securities laws and is intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. The “safe harbor” set forth in the Private Securities Litigation Reform Act of 1995 does not apply to forward-looking statements made in connection with a tender offer. Such “forward-looking statements” include statements regarding the Company’s earnings per share and adjusted diluted earnings per share, expected or estimated revenue, segment earnings, cash flow from operations, and reorganization and other non-cash charges, the outlook for the Company’s markets and the demand for its products, consistent profitable growth, free cash flow, future revenues and gross, operating and EBITDA margin improvement requirement and expansion, organic net sales growth, bank leverage ratio, the success of new product introductions, growth in costs and expenses, the impact of commodities, currencies and transportation costs and the Company’s ability to manage its risk in these areas, repurchase of shares of common stock from time to time under the Company’s stock repurchase program or through any tender offer, our ability to raise new debt, and the impact of acquisitions, divestitures, restructurings, and other unusual items, including the Company’s ability to integrate and obtain the anticipated results and synergies from its consummated acquisitions. These projections and statements are based on management’s estimates and assumptions with respect to future events and financial performance and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results could differ materially from those projected as a result of certain factors. A discussion of factors that could cause results to vary is included in the Company’s periodic and other reports filed with the Securities and Exchange Commission.